EN2GO INTERNATIONAL, INC.

644-1812 West Burbank Blvd.

Burbank, CA 91506

May 5, 2011

Securities and Exchange Commission

Washington, D.C. 20549

RE: En2go International, Inc.

SEC Comment Letter dated April 21, 2011

Form 10-K for the fiscal year ended August 31, 2010

Filed January 13, 2011

File No. 000-50480

Dear Sir/Madam:

We are submitting herein the responses of En2go International, Inc. (the “Company”) to the comments set forth in your comment letter dated April 21, 2010 on the Form 10-K filed by the Company on January 13, 2011 (the “2010 Form 10-K”) under the Securities Exchange Act of 1934, as amended.

As background, the Company underwent a change in management in March 2010, when Mr. Robert Rosner was elected Chief Executive Officer. We became aware of issues arising from the PCAOB inspection of Chisholm, Bierwolf, Nilson & Morrill, LLC (“Chisholm”) and elected to change auditors in November 2010, effective for our fiscal year ended August 31, 2010. In connection with the change in management, new management conducted a forensic review of the Company’s financial records, to determine the manner in which prior management had expended corporate funds. This review did not reveal any inconsistencies with the Chisholm financial statements filed with the Company’s Annual Report on Form 10-K for the period ended August 31, 2009.

New management further conducted an a review of capitalized software costs as of August 31, 2010, and concluded that the Company should record an impairment charge of approximately $1.1 million and expense these accumulated costs in light of changes in the software under development.

At the time of filing our 2009 and 2010 10-K’s Chisholm was registered with the PCAOB. The reports of Chisholm on the Company’s consolidated financial statements for the fiscal years ended August 31, 2008 and 2009 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles. Their opinion was qualified due to uncertainty as to the Company’s ability to continue as a going concern.

In the course of the Company’s 2010 audit, and in light of the reasons for management’s decision to change auditors, management undertook a further detailed review of the Company’s accounts. This review did not identify any issues that would warrant a re-audit of fiscal 2009.

During the years ended August 31, 2009, 2010 the Company’s operations did not significantly change. Other than as outlined above with respect to the impairment charge at August 31, 2010, there were no increases, disposals, or write down of assets and liabilities outside of those associated with the normal conduct of our business. Throughout this period the Company has remained in the development stage and has systematically proceeded with its software development activities.

The Company is four months away from the 2011 fiscal year end and has begun preparations for the 2011 audit. The Company’s 2011 10-K will not be inclusive of the Chisholm opinions and going forward, management does not foresee a requirement to include audit reports or consents of Chisholm in any future filings with the Commission. Accordingly, the Company does not propose to undertake a new audit of the year ended August 31, 2009. However, the Company is evaluating filing disclosures with regard to Chisholm’s having been the Company’s registered independent accounting firm for its fiscal year ended August 31, 2009, and as to the subsequent revocation of Chisholm’s PCAOB registration.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

EN2GO INTERNATIONAL, INC.

By: /s/ Robert Rosner

Robert Rosner, Chief Executive Officer